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Exhibit 4.9

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company
BFI Canada Income Fund (the "Fund") 135 Queens Plate Drive Suite 300 Toronto, Ontario M9W 6V1
Item 2]	Date of Material Change
September 19, 2008
Item 3	News Release
A news release was issued through Marketwire on September 19, 2008 and is attached to this report.
Item 4	Summary of Material Change
The Fund's trustees and the board of directors of 1768248 Ontario Limited ("ParentCo") have approved special dividends to be paid by ParentCo in 2009, after ParentCo becomes a public company.
Item 5	Full Description of Material Change
5.1 — Full Description of Material Change

Provided it becomes the publicly traded parent of the Fund, ParentCo expects to declare a special quarterly dividend of $0.125 per share to be paid on March 31, June 30, September 30 and December 30, 2009, for a total expected special payment in 2009 only of $0.50 per share.
See the news release attached to this report for a full description of the material change.
5.2 — Disclosure for Restructuring Transactions
Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
No significant facts in this report remain confidential, and no information has been omitted from this report.
Item 8	Executive Officer
For further information please contact Chaya Cooperberg, Director, Investor Relations and Corporate Communications, at (416) 401-7729.
Item 9	Date of Report
September 19, 2008

M E D I A R E L E A S E

BFI CANADA INCOME FUND ANNOUNCES SPECIAL DIVIDENDS TO BE PAID IN 2009

TORONTO, ONTARIO — September 19, 2008 — BFI Canada Income Fund (the "Fund") (TSX: BFC.UN) today announced that its trustees and the board of directors of 1768248 Ontario Limited ("ParentCo") have approved special quarterly dividends to be paid by ParentCo in 2009 and only after it becomes a public company.

As previously announced on August 18, 2008, as its regular dividend policy, ParentCo initially expects to pay monthly dividends of $0.1515 per share, payable in November and December 2008 to holders of record on the last business day of October and November 2008, respectively. The expected monthly dividend for holders of record at December 31, 2008, payable in January, would be $0.0416 per share, representing an annualized rate of $0.50 per share. In 2009, ParentCo expects to pay regular dividends on a quarterly basis, with the first quarterly dividend of $0.125 per share payable to holders of record on March 31, 2009.

In addition to this regular dividend, ParentCo, provided it becomes the publicly traded parent of the Fund, also expects to declare a special quarterly dividend of $0.125 per share to be paid on March 31, June 30, September 30 and December 31, 2009, for a total expected special payment in 2009 only of $0.50 per share.

Keith Carrigan, Vice Chairman and Chief Executive Officer of the Fund, stated, "After listening to the concerns of our unitholders, we believe that these special dividends address their concerns, providing a more gradual transition from the Fund's current distribution level while maintaining our previously announced regular dividend policy and allowing us to access capital to pursue our strategic growth objectives."

Forward-looking statements

This document may contain forward-looking statements relating to the Fund's operations or to the environment in which it operates, which are based on the Fund's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond the Fund's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in the Fund's Annual Information Form for the period ended December 31, 2007. Consequently, readers should not rely on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Fund cannot assure unitholders that actual results will be consistent with these forward looking statements, and the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About BFI Canada Income Fund

The Fund, through its operating subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste ("waste") collection and disposal services to commercial, industrial, municipal and residential customers in five Canadian provinces and ten states in the United States ("U.S."). The Fund provides service to over 1.8 million customers with vertically integrated collection and disposal assets. The Fund's Canadian segment operates under the BFI Canada brand and is Canada's second largest full-service waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. This segment provides service to 20 Canadian markets and operates five landfills, four transfer collection stations, seven material recovery facilities ("MRFs"), and one landfill gas to energy facility. The Fund's U.S. south and northeast segments, collectively the U.S. segment or U.S. segments, operate under the IESI brand and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, and Maryland. This segment provides service to 39 U.S. markets and operates 17 landfills, 31 transfer collection stations, 10 material recovery facilities, and one transportation operation. The Fund's units are listed on the Toronto Stock Exchange under the symbol BFC.UN. For more information on the Fund, visit www.bficanada.com.

Further information:

BFI Canada Income Fund
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel: (416) 401-7729
Email: chaya.cooperberg@bficanada.com

QuickLinks

  Exhibit 4.9
FORM 51-102F3 Material Change Report
BFI CANADA INCOME FUND ANNOUNCES SPECIAL DIVIDENDS TO BE PAID IN 2009